UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

First Regional Bancorp

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

33615C

(CUSIP Number)

Steven J. Sweeney, Esq. General Counsel 1801 Century Park East Los Angeles, California 90067 (310) 552-1776	Gary M. Horgan, Esq. Horgan, Rosen, Beckham & Coren, L.L.P. 23975 Park Sorrento, Suite 200 Calabasas, California 91302 (818) 340-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33615C

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack A. Sweeney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,205,751

	8.	Shared Voting Power 135,000

	9.	Sole Dispositive Power 1,055,751

	10.	Shared Dispositive Power 135,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,155,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28.0*

14.	Type of Reporting Person (See Instructions) IN

 *          The calculation is based on a total of 4,125,459 shares of Common Stock, which is the sum of (i) 4,051,745, the number of shares outstanding as of January 13, 2005 per the Issuer, and (ii) 73,714, the number of unissued shares the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.

This Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D of Jack A. Sweeney relates to the common stock, no par value per share (the “Common Stock”), of First Regional Bancorp (the “Issuer”).  This Amendment No. 4 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 1983 and previously amended by Amendment No. 1, filed with the SEC on August 25, 1998, Amendment No. 2, filed December 7, 1999, and by Amendment No. 3 (“Amendment No. 3”), filed December 23, 2003 (as so amended, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended to add the following:

On July 14, 2004, the Reporting Person assigned 281,400 shares of Common Stock, previously held directly by the Reporting Person in his name, to Trust A-1 of the Sweeney Family Trust U/I 11/13/98 (the “Trust”) for no consideration.  As a result of such assignment, the Trust holds 950,305 shares of Common Stock as Mr. Sweeney’s sole and separate property.  The Trust is a revocable trust of which Mr. Sweeney is the settlor, sole trustee and sole beneficiary.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended to add the following:

Pursuant to a plan disclosed in Amendment No. 3, Mr. Sweeney sold 10,000 shares of beneficially owned Common Stock to the Issuer on January 15, 2004 at a price per share of $28.05.  Mr. Sweeney no longer intends to sell any additional shares to the Issuer pursuant to such plan, but may sell shares on the open market.  Any sales proceeds will be used for personal expenses and/or investment diversification purposes.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended to add the following updated information:

(a)          Mr. Sweeney beneficially owns 1,155,751 shares of Common Stock, representing 28.0% of the outstanding shares of Common Stock.  These shares include 950,305 shares held by the Trust, as described in Item 3, above (which is incorporated herein by reference); 100,000 shares jointly held with Marilyn J. Sweeney, the Reporting Person’s wife and a Director of the Issuer’s subsidiary, First Regional Bank; 31,732 shares beneficially held by Mr. Sweeney in the Issuer’s 401(k) plan, all of which shares are vested; and 73,714 shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.  The calculation is based on a total of 4,125,459 shares of Common Stock, which is the sum of (i) 4,051,745, the number of shares outstanding as of January 13, 2005 per the Issuer, and (ii) 73,714, the number of unissued shares the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.

(b)          Mr. Sweeney has sole voting power with respect to 1,205,751 shares of Common Stock.  These shares include 950,305 shares held by the Trust; 31,732 shares beneficially held by Mr. Sweeney in the Issuer’s 401(k) plan; 73,714 shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan; and 150,000 unallocated shares held for the benefit of employees of the Issuer’s subsidiary, First Regional Bank, pursuant to an Employee Stock Ownership Plan (“ESOP”).

Mr. Sweeney has shared voting power with respect to 135,000 shares of Common Stock.  These shares include 100,000 shares jointly held with Marilyn J. Sweeney and 35,000 shares held by the Sweeney Foundation.  Shares held by the Sweeney Foundation are voted by majority vote of its Board of Directors, which is comprised of Jack A. Sweeney, Marilyn J. Sweeney and Steven J. Sweeney, who is the Reporting Person’s son and who serves as General Counsel of the Issuer, and as Executive Vice President and General Counsel and a Director of the Issuer’s subsidiary, First Regional Bank.

Mr. Sweeney has sole dispositive power with respect to 1,055,751 shares of Common Stock.  These shares include all shares for which Mr. Sweeney has sole voting power, as described above, except for shares held in the Issuer’s ESOP.  Mr. Sweeney, as trustee of the Issuer’s ESOP, has no dispositive power or pecuniary interest in any of the ESOP shares and is not a participant in the ESOP.  In addition, the Reporting Person has only limited voting rights as to the 150,000 unallocated ESOP shares.  The Reporting Person disclaims beneficial ownership of the ESOP shares, and this report shall not be deemed an admission that the Reporting Person is a beneficial owner of such shares for any purpose.

Mr. Sweeney has shared dispositive power with respect to 135,000 shares of Common Stock.  These shares include 100,000 shares jointly held with Marilyn J. Sweeney, and 35,000 shares held by the Sweeney Foundation.

(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended to add the following:
The information set forth under Items 3 and 4, above, is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2005

/s/ Jack A. Sweeney
Jack A. Sweeney